SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                           SCHEDULE 13D


                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 2)

                      USA DETERGENTS, INC.
                        (Name of Issuer)

                Common Stock, $.01 par value per share
                  (Title of Class of Securities)

                          902938 10 9
                         (CUSIP Number)

                      Frederick J. Horowitz
                 c/o American Value Brands Inc.
                       333 Seventh Avenue
                   New York, New York  10001
                        (212) 244-7795
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box ____.
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                                SCHEDULE 13D

CUSIP No. 902938 10 9

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Frederick J. Horowitz

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
        PF

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO
    ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

NUMBER     7.  SOLE VOTING POWER
OF                     765,413

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY           -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH                   765,413

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                       765,413


12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.5%

14.     TYPE OF REPORTING PERSON
                       IN
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This Amendment No. 2 filed by Frederick J. Horowitz (the "Reporting
Person") amends a report on Schedule 13D filed May 16, 1996 and is being filed to reflect the transfer by a trust of which the Reporting Person was a trustee and remainderman (and thus deemed to be a beneficial owner of such shares) of 281,287 shares of Common Stock back to the settlor of such trust.

Item 1.   SECURITY AND ISSUER

     No change.

Item 2.   IDENTITY AND BACKGROUND

     No change.

Item 3.   SOURCE AND AMOUNT OF FUNDS.

     No change.


Item 4.   PURPOSE OF TRANSACTION

     This statement is filed to reflect a material decrease in the percentage of outstanding Common Stock beneficially owned by the Reporting Person. On January 30, 1998, a trust (the "Trust") of which the Reporting Person was a trustee and remainderman (and thus deemed to be a beneficial owner of shares held by the Trust) transferred 281,287 shares of Common Stock back to the settlor of such Trust.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Horowitz beneficially owns an aggregate of 765,413 shares of Common Stock representing approximately 5.5% of the outstanding shares of Common Stock.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

     (i) On January 30, 1998 the Trust transferred 281,287 shares of Common Stock back to the settlor of such Trust. No consideration was paid with respect to such transfers.

     (ii) On January 30, 1998, a trust of which the Reporting Person was the settlor and the Reporting Person's wife was a trustee transferred back to the Reporting Person 353,725 shares of Common Stock previously transferred by Reporting Person to such trust. Reporting Person was at all times deemed to be the beneficial owner of these shares. No consideration was paid with respect to such transfer.

     (d)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   EXHIBITS.

     None.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Frederick J. Horowitz
                          Frederick J. Horowitz



Date:     February 10, 1998